                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 3*

                         Superior Energy Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock (par value $0.001)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868157108
              -----------------------------------------------------
                                 (CUSIP Number)

                             Thomas R. Denison, Esq.
                            First Reserve Corporation
                               One Lafayette Place
                               Greenwich, CT 06830
                                 (203) 625-2520
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 2004
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868157108              SCHEDULE 13D/A               Page 2 of 12 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Corporation
      I.R.S. No. 06-1210123
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0
         NUMBER OF      --------------------------------------------------------
           SHARES       8     SHARED VOTING POWER
        BENEFICIALLY          76,522
          OWNED BY      --------------------------------------------------------
            EACH        9     SOLE DISPOSITIVE POWER
         REPORTING            0
           PERSON       --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              76,522
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      76,522
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[  ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108              SCHEDULE 13D/A               Page 3 of 12 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund VII, Limited Partnership
      I.R.S. No. 06-1457408
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0
         NUMBER OF      --------------------------------------------------------
           SHARES       8     SHARED VOTING POWER
        BENEFICIALLY          0
            EACH        --------------------------------------------------------
         REPORTING      9     SOLE DISPOSITIVE POWER
           PERSON             0
            WITH        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108              SCHEDULE 13D/A               Page 4 of 12 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund VIII, L.P.
      I.R.S. No. 06-1507364
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0
                        --------------------------------------------------------
           SHARES       8     SHARED VOTING POWER
        BENEFICIALLY          0
          OWNED BY      --------------------------------------------------------
            EACH        9     SOLE DISPOSITIVE POWER
         REPORTING            0
           PERSON       --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108              SCHEDULE 13D/A               Page 5 of 12 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP VII, L.P.
      IRS No. 06-1520256
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0
         NUMBER OF      --------------------------------------------------------
           SHARES       8     SHARED VOTING POWER
        BENEFICIALLY          0
          OWNED BY      --------------------------------------------------------
            EACH        9     SOLE DISPOSITIVE POWER
         REPORTING            0
           PERSON       --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 868157108               SCHEDULE 13D                Page 6 of 12 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP VIII, L.P.
      I.R.S. No. 06-1507318
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0
         NUMBER OF      --------------------------------------------------------
           SHARES       8     SHARED VOTING POWER
        BENEFICIALLY          0
          OWNED BY      --------------------------------------------------------
            EACH        9     SOLE DISPOSITIVE POWER
         REPORTING            0
           PERSON       --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 3 (this "Amendment") to the statement on Schedule 13D originally filed on July 23, 1999 (as previously amended, the "Statement"), is filed by First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII" and together with Fund VII, the "Funds"), First Reserve GP VII, L.P., a Delaware limited partnership ("GP VII"), First Reserve GP VIII, L.P., a Delaware limited partnership ("GP VIII"), First Reserve Corporation, a Delaware corporation ("First Reserve" and together with GP VII, GP VIII and the Funds, the "Reporting Persons") and relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Superior Energy Services, Inc., a Delaware corporation (the "Issuer" or "Superior"). The Statement is hereby amended as set forth below.

ITEM 4. PURPOSE OF TRANSACTION

      The text of Item 4 of the Statement is hereby amended by adding the following:

      On October 19, 2004, Fund VII sold to the Issuer 5,817,977 shares of Common Stock and Fund VIII sold to the Issuer 3,878,650 shares of Common Stock. All of these shares (an aggregate of 9,696,627 shares) were sold by the Funds to the Issuer at a price of $11.69875 per share pursuant to a Stock Purchase Agreement dated October 14, 2004 by and among the Issuer, Fund VII and Fund VIII (the "Stock Purchase Agreement"). A copy of the Stock Purchase Agreement is attached as an Exhibit to this Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      The text of Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Persons and other persons identified in Item 2 are the beneficial owners of the Superior Common Stock in the numbers and percentages set forth in the table below.

                                                           NUMBERS OF SHARES
                  REPORTING PARTY                          BENEFICIALLY OWNED     PERCENTAGE OF CLASS(3)
                  ---------------                          ------------------     ----------------------
Fund VII (1)........................................                    0                   0%
Fund VIII (1).......................................                    0                   0%
GP VII (1)..........................................                    0                   0%
GP VIII (1).........................................                    0                   0%
First Reserve (1)...................................         76,522 (1)(2)                0.1%

      (1) First Reserve may be deemed to beneficially own shares underlying the options and Restricted Stock Units ("RSUs") issued to Ben Guill and Joseph Edwards in their former capacity as directors of Superior. See footnote 2 below. First Reserve is the general partner of GP VII and GP VIII which are, in turn, the general partners of Fund VII and Fund VIII, respectively. Each of Fund VII and Fund VIII has an interest in a portion of the proceeds from the option shares (upon their exercise) and the shares underlying the RSUs.

      (2) Consists of 20,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $5.75, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $10.8906, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $12.45, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $9.73, 5,000 shares of Common Stock underlying stock options issued to Ben Guill with an exercise price of $10.36, 3,261 shares of Common Stock underlying RSUs issued to Ben Guill, 20,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $7.91, 5,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $9.73, 5,000 shares of Common Stock underlying stock options issued to Joseph Edwards with an exercise price of $10.36, and 3,261 shares of Common Stock underlying RSUs issued to Joseph Edwards. The option shares and RSUs issued to Mr. Guill and to Mr. Edwards were issued to them in their former capacity as directors, or, in the case of the RSUs, as former non-employee directors, of Superior.

      (3) Listed Percentages based on 75,164,388 shares, comprised of the 75,087,866 shares of Common Stock outstanding as of October 14, 2004, as reported by the Issuer in its Prospectus Supplement on Form 424(b) as filed with the Securities and Exchange Commission on October 15, 2004, the 43,261 shares underlying the options and RSUs issued to Ben Guill, and the 33,261 shares underlying the options and RSUs issued to Joseph Edwards in their former capacity as directors of Superior.

      (b) First Reserve shares the power to direct the vote and disposition of the shares listed in Item 5(a) with Ben Guill, with respect to the option shares and RSUs issued to Mr. Guill in his former capacity as a director of the Issuer, and with Joseph Edwards, with respect to the option shares and RSUs issued to Mr. Edwards in his former capacity as a director of the Issuer.

      (c) During the past 60 days, the following transactions were effected:

           REPORTING PARTY                    DATE         NUMBER OF SHARES   PRICE     TRANSACTION
           ---------------                    ----         ----------------   -----     -----------
Fund VII.............................  September 10, 2004     1,171,800      $   11.25     Sold
Fund VIII............................  September 10, 2004       781,200      $   11.25     Sold
Fund VII.............................   October 19, 2004      5,817,977      $11.69875     Sold
Fund VIII............................   October 19, 2004      3,878,650      $11.69875     Sold

      (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

      (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on October 19, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The text of Item 7 of the Statement is hereby amended by adding the following:

Exhibit A       Joint Filing Agreement dated October 25, 2004, by and between
                First Reserve Fund VII, Limited Partnership; First Reserve Fund
                VIII, L.P.; First Reserve GP VII, L.P.; First Reserve GP VIII,
                L.P.; and First Reserve Corporation.

Exhibit B       Stock Purchase Agreement dated October 14, 2004 by and among
                Superior Energy Services, Inc., First Reserve Fund VII, Limited
                Partnership and First Reserve Fund VIII, L.P.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: October 25, 2004

                                  First Reserve Fund VII, Limited Partnership, a Delaware limited partnership

                                  By:  First Reserve GP VII, L.P.
                                       its general partner

                                       By:   First Reserve Corporation
                                             its general partner

                                       /s/ Thomas R. Denison
                                       ---------------------------------------
                                       Name: Thomas R. Denison
                                       Title: Managing Director

                                  First Reserve Fund VIII, L.P.,
                                  a Delaware limited partnership

                                  By:  First Reserve GP VIII, L.P.
                                       its general partner

                                       By:   First Reserve Corporation
                                             its general partner

                                       /s/ Thomas R. Denison
                                       ---------------------------------------
                                       Name: Thomas R. Denison
                                       Title: Managing Director

                                  First Reserve GP VII, L.P.,
                                  a Delaware limited partnership

                                  By:  First Reserve Corporation
                                       its general partner

                                       /s/ Thomas R. Denison
                                       ---------------------------------------
                                       Name: Thomas R. Denison
                                       Title: Managing Director

                                  First Reserve GP VIII, L.P.,
                                  a Delaware limited partnership

                                  By:  First Reserve Corporation
                                       its general partner

                                       /s/ Thomas R. Denison
                                       ---------------------------------------
                                       Name: Thomas R. Denison
                                       Title: Managing Director

                                  First Reserve Corporation

                                       /s/ Thomas R. Denison
                                       ---------------------------------------
                                       Name: Thomas R. Denison
                                       Title: Managing Director

                                  EXHIBIT INDEX

Exhibit A       Joint Filing Agreement dated October 25, 2004, by and between
                First Reserve Fund VII, Limited Partnership; First Reserve Fund
                VIII, L.P.; First Reserve GP VII, L.P.; First Reserve GP VIII,
                L.P.; and First Reserve Corporation.

Exhibit B       Stock Purchase Agreement dated October 14, 2004 by and among
                Superior Energy Services, Inc., First Reserve Fund VII, Limited
                Partnership and First Reserve Fund VIII, L.P.